                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          HOMELAND HOLDING CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    43739T104
                                 (CUSIP Number)


                                  March 6, 1998
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------
CUSIP No.   43739T104               13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            630,815
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                630,815
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           630,815
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.10%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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---------------------------
CUSIP No.   43739T104               13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) [ ]

                                                  (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             630,815
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            630,815
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           630,815
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.10%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                         *SEE INSTRUCTION BEFORE FILLING

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---------------------------
CUSIP No.   43739T104               13G
---------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) [ ]

                                                  (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             630,815
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            630,815
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           630,815
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.10%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a)                          Name of Issuer:
                                   ---------------

                                   Homeland Holding Corporation (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   Offices:
                                   ---------------------------------------

                                   2601 Northwest Expressway
                                   Oil Center-East
                                   Suite 1100
                                   Oklahoma City, Oklahoma 73112

Items 2(a)                         Name of Person Filing:
                                   ----------------------

                                   This  Statement  is  filed on  behalf  of the
                                   following    persons  (collectively,  the
                                   "Reporting Persons"):

                                   i)     Soros Fund Management LLC, a Delaware
                                          limited liability company ("SFM LLC");

                                   ii)    Mr. George Soros ("Mr. Soros"); and

                                   iii)   Mr. Stanley F. Druckenmiller ("Mr.
                                          Druckenmiller").

                                    This Statement relates to Shares (as defined
                                    herein)  held for the  accounts  of  Quantum
                                    Partners  and  Quasar   Partners   (each  as
                                    defined herein). SFM LLC, a Delaware limited
                                    liability   company,   serves  as  principal
                                    investment  manager to Quantum Partners LDC,
                                    a Cayman Islands  exempted  duration company
                                    ("Quantum    Partners    "),    and   Quasar
                                    International Partners,  C.V., a Netherlands
                                    Antilles   limited   partnership    ("Quasar
                                    Partners"),  and, as such,  has been granted
                                    investment    discretion    over   portfolio
                                    investments, including the Shares, held for the accounts of Quantum Partners and Quasar Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.




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Item 2(b)                          Address of Principal Business Office:
                                   -------------------------------------

                                   The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)                          Citizenship:
                                   ------------

                                   i) SFM LLC is a Delaware limited liability company;
                                   ii)   Mr. Soros is a United States citizen;
                                         and
                                   iii)  Mr. Druckenmiller is a United States
                                         citizen.

Item 2(d)                          Title of Class of Securities:
                                   -----------------------------

                                   Common Stock, par value $0.10 per share (the
                                   "Shares")

Item 2(e)                          CUSIP Number:
                                   -------------

                                   43739T104

Item 3                             Not Applicable

Item 4.                            Ownership:
                                   ----------

Item 4(a)                          Amount Beneficially Owned:
                                   --------------------------

                                   As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of 630,815 Shares. This number consists of (A) 606,960 Shares held for the account of Quantum Partners and (B) 23,855 Shares held for the account of Quasar Partners.


Item 4(b)                          Percent of Class:
                                   -----------------

                                   The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 13.10% of the total number of Shares outstanding.


Item 4(c)                          Number of shares as to which such person has:
                                   --------------------------------------------

                                   SFM LLC



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                                   (i)      Sole power to vote or to direct the
                                            vote: 630,815

                                   (ii)     Shared power to vote or to direct
                                            the vote:  -0-

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of:  630,815

                                   (iv) Shared power to dispose or to direct the disposition of: -0-

                                   Mr. Soros
                                   ---------

                                   (i)      Sole power to vote or to direct the
                                            vote: -0-

                                   (ii)     Shared power to vote or to direct
                                            the vote:  630,815

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of:  -0-

                                   (iv) Shared power to dispose or to direct the disposition of: 630,815

                                   Mr. Druckenmiller
                                   -----------------

                                   (i)      Sole power to vote or to direct the
                                            vote: -0-

                                   (ii)     Shared power to vote or to direct
                                            the vote:  630,815

                                   (iii)    Sole power to dispose or to direct
                                            the disposition of:  -0-

                                   (iv) Shared power to dispose or to direct the disposition of: 630,815

Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                   Not Applicable

Item 6                             Ownership of More than Five Percent on Behalf
                                   of Another Person:
                                   ---------------------------------------------

                                   The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                                   The partners of Quasar Partners, including Quasar International Fund, N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                                   --------------------------------------------

                                   Not Applicable

Item 8                             Identification and Classification of Members
                                   of the Group:
                                   --------------------------------------------

                                   Not Applicable


Item 9                             Notice of Dissolution of Group:
                                   ------------------------------

                                   Not Applicable

Item 10                            Certification:
                                   --------------

          By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 6, 1998                    SOROS FUND MANAGEMENT LLC


                                         By: /s/  Michael C. Neus
                                                  Michael C. Neus
                                                  Assistant General Counsel


Dated:  March 6, 1998                    GEORGE SOROS


                                         By: /s/  Michael C. Neus
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Dated:  March 6, 1998                    STANLEY F. DRUCKENMILLER


                                         By: /s/  Michael C. Neus
                                                  Michael C. Neus
                                                  Attorney-in-Fact









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                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

A. Power of Attorney dated as of January 1, 1997 granted by Mr. George Soros in favor of Mr. Sean
         Warren and Mr. Michael Neus.

B. Power of Attorney dated as of January 1, 1997 granted by Mr. Stanley F. Druckenmiller in favor of Mr. Sean Warren and Mr. Michael Neus.

C. Joint Filing Agreement dated March 6, 1998 by and among Soros Fund Management LLC, Mr. George
         Soros and Mr. Stanley F. Druckenmiller and Duquesne
         Capital Management, L.L.C.







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